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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38859

REPLAY ACQUISITION LLC

(Exact name of registrant as specified in its charter)

909 Lake Carolyn Parkway, Suite 1550

Irving, Texas 75039

(972) 865-8114

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Ordinary Share and one-half of one Warrant

Ordinary Shares, par value $0.001 per share

Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

* On April 1, 2021, Replay Acquisition LLC (f/k/a Replay Acquisition Corp.) (“Replay”) domesticated into a Delaware limited liability company and consummated a series of transactions that resulted in the combination (such combination, the “Business Combination”) of Replay with Finance of America Equity Capital LLC, a Delaware limited liability company (“FoA”), pursuant to a Transaction Agreement dated as of October 12, 2020 (as amended or supplemented from time to time, the “Transaction Agreement”) among Replay, FoA, Finance of America Companies Inc. a Delaware corporation (“New Pubco”), and the other parties thereto. Upon completion of the Business Combination, Replay became a wholly owned subsidiary of New Pubco.

Pursuant to the requirements of the Securities Exchange Act of 1934, Replay Acquisition LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 15, 2021	REPLAY ACQUISITION LLC

	BY:	FINANCE OF AMERICA COMPANIES INC., its sole member

	By:	/s/ Patricia L. Cook
	Name:	Patricia L. Cook
	Title:	Chief Executive Officer